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                                                      -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*
                                              --

                                   SWANK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  210-86971610
               --------------------------------------------------
                                 (CUSIP Number)


         William D. Freedman, Esq., Parker Chapin Flattau & Klimpl, LLP
         1211 Avenue of the Americas, New York, NY 10036 (212) 704-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 24, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                        SEC 1746

                                  SCHEDULE 13D

------------------------                           -----------------------------
|CUSIP No. 210-86971610|                           |Page   2   of   10    Pages|
------------------------                           -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE NEW SWANK, INC. RETIREMENT PLAN TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                              (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     N/A
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES             10,062,803
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH                -0-
    REPORTING       ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              10,062,803
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWE
                           -0-
                    ------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,062,803
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                                        2 of 10

                                  SCHEDULE 13D


|----------------------|                           |---------------------------|
|CUSIP No. 210-86971610|                           |Page   3   of   10    Pages|
|----------------------|                           |---------------------------|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     MARSHALL TULIN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                      (b)|x|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES             700,319
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              2,895,916
    REPORTING       ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              700,319
                    ------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         648,932

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,245,167


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                                        3 of 10

                                  SCHEDULE 13D


|----------------------|                           |---------------------------|
|CUSIP No. 210-86971610|                           |Page   4   of   10    Pages|
|----------------------|                           |---------------------------|


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JOHN A. TULIN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|_|
                                                                       (b)|x|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES             261,782
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              2,895,916
    REPORTING       ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              261,782
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         648,932
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,806,630
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                                         4 of 10

                                  SCHEDULE 13D


|----------------------|                           |---------------------------|
|CUSIP No. 210-86971610|                           |Page   5   of   10    Pages|
|----------------------|                           |---------------------------|


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAYMOND VISE

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                      (b) x

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER
   SHARES           26,406
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            2,895,916
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            26,406
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    648,932
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,571,254

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                                         5 of 10

            This  filing  constitutes  Amendment  No.  11 to  the  Statement  on
Schedule 13D (as heretofore amended, the "Schedule 13D") filed on behalf of Marshall Tulin, John A. Tulin, Raymond Vise and The New Swank, Inc. Retirement Trust (the "Retirement Plan Trust") (the successor, by virtue of an amendment and restatement more fully described in Amendment No. 10 to this Schedule 13D, to the Swank, Inc. Employees' Stock Ownership Trust, the Employees' Stock Ownership Trust No. 2 and the Swank, Inc. Savings Trust) with respect to shares of Common Stock, $.10 par value (the "Common Stock"), of Swank, Inc. (the "Corporation").

            Except as to Items 4, 5, 6 and 7, no change has occurred with respect to the answer to any items of this Schedule 13D from information last reported in respect of such item.

            Item 4. Purpose of Transaction.
                    -----------------------

            Item 4 is hereby amended by the addition of the following:

            "Between February 28, 1995 (the date of the most recent prior amendment to the Schedule 13D) and June 24, 1997, the following transactions have occurred:

            On February 28, 1995, the Retirement Plan Trust distributed 13,997 shares of Common Stock to employees of the Corporation upon termination of their employment. On March 9, 1995, March 20, 1995, March 24, 1995, March 29, 1995 and March 31, 1995, the Retirement Plan Trust distributed 14,060, 15,102, 14,564, 4,231 and 50,786 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment. On April 3, 1995, April 6, 1995, April 11, 1995, April 13, 1995, April 21, 1995 and April 28, 1995, the
Retirement Plan Trust distributed 74,513,  9,232,  64,572,  17,498,  101,660 and
15,974 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment. On May 10, 1995 and May 18, 1995, the Retirement Plan Trust distributed 23,294 and 29,221 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment. On June 2, 1995, June 14, 1995 and June 19, 1995, the Retirement Plan Trust distributed 11,113, 7,441 and 10,483 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment. On July 13, 1995 and July 18, 1995, the Retirement Plan Trust distributed 10,930 and 48,639 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment. On October 10, 1995, the Retirement Plan Trust distributed 2,886 shares of Common Stock to employees of the Corporation upon termination of their employment. On November 30, 1995, the Retirement Plan Trust distributed 9,361 shares of Common Stock to employees of the Corporation upon termination of their employment. On April 2, 1996, April 3, 1996, April 10, 1996 and April 22, 1996, the Retirement Plan Trust distributed 149,449, 19,368, 47,759 and 462 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment. On May 9, 1996, May 22, 1996 and May 31, 1996, the Retirement Plan Trust distributed 3,423, 71,613 and 25,867 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment. On June 12, 1996, the Retirement Plan Trust distributed 65,640 shares of Common Stock to employees of the Corporation upon termination of their employment. On July 11, 1996, the Retirement Plan Trust distributed 71,985 shares of Common Stock to employees of the Corporation upon termination of their employment. On August

1, 1996, the Retirement Plan Trust distributed 3,671 shares of Common Stock to employees of the Corporation upon termination of their employment. On September 9, 1996, the Retirement Plan Trust distributed 4,139 shares of Common Stock to employees of the Corporation upon termination of their employment. On October 25, 1996, the Retirement Plan Trust distributed 29,171 shares of Common Stock to employees of the Corporation upon termination of their employment. On March 11, 1997 and March 25, 1997, the Retirement Plan Trust distributed 27,790 and 6,720 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment. On April 3, 1997, April 7, 1997 and April 25, 1997 the Retirement Plan Trust distributed 83,112, 23,180 and 851 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment.

            On March 15, 1995, Mr. John A. Tulin exercised stock options by delivering securities incident to exercise of such options, for an aggregate acquisition of 6,887 shares of Common Stock.

            On June 23, 1997 and June 24, 1997, options held by Mr. Marshall Tulin to purchase 84,961 and 86,248 shares of Common Stock, respectively, expired by their respective terms. On June 23, 1997 and June 24, 1997, options held by Mr. John Tulin to purchase 84,961 and 67,248 shares of Common Stock, respectively, expired by their respective terms.

            On each of April 20, 1995, July 23, 1996 and April 24, 1997, Mr. Raymond Vise was granted a five-year stock option under the 1994 Non-Employee Director Stock Option Plan of the Corporation (the "1994 Plan") to purchase 5,000 shares of Common Stock at exercise prices of $1.28125, $0.875 and $0.78125, respectively."

            Item 5. Interest in Securities of the Issuer.
                    -------------------------------------

            Item 5 is hereby amended by the addition of the following:

            "The following table sets forth information as of June 24, 1997 as to the shares of Common Stock beneficially owned by the Retirement Plan Trust and each of the Retirement Plan Trustees:

                                                         Percentage of
Beneficial Owner                   No. of Shares       Outstanding Shares
--------------------------------------------------------------------------------

The New Swank, Inc.               10,062,803             61.0%
      Retirement Plan Trust

Marshall Tulin (1)(2)(5)           4,245,167             25.7%

John A. Tulin (1)(3)(6)            3,806,630             23.0%

Raymond Vise (1)(4)(7)             3,571,254             21.6%

-----------------------

     (1) Each of the amounts set forth opposite the names of Marshall Tulin, John A. Tulin and Raymond Vise includes 3,544,848 of the shares of Common Stock listed above as owned by the Retirement Plan Trust. These amounts include (a) 183,723 shares of Common Stock allocated to participants' ESOP I accounts in the Retirement Plan, as to which shares of Common Stock such participants may direct the Retirement Plan Trustees as to voting only on Significant Corporate Events and as to which the Retirement Plan Trustees may vote, on all other matters, in their discretion, (b) 87,352 shares of Common Stock allocated to the accounts of former employees, subject to forfeiture, and able to be voted by the Retirement Plan Trustees on all matters on which stockholders may vote, (c) 2,624,840 shares of Common Stock allocated to participants' ESOP II accounts in the Retirement Plan as to which shares of Common Stock participants may direct the Retirement Plan Trustees as to voting only on Significant Corporate Events and as to which the Retirement Plan Trustees may vote, on all other matters, in their discretion, and (d) 648,932 shares of Common Stock held in participants' 401(k) accounts, which, in each case, may be disposed of in the discretion of the Retirement Plan Trustees.

     (2) This amount includes 40,000 shares of Common Stock which Mr. Marshall Tulin has the right to acquire through the exercise of stock options.

     (3) This amount includes 40,000 shares of Common Stock which Mr. John A. Tulin has the right to acquire through the exercise of stock options.

     (4) This amount includes 20,000 shares of Common Stock which Mr. Raymond Vise has the right to acquire through the exercise of stock options.

     (5) This amount includes 7,491 shares of Common Stock allocated to Marshall Tulin's ESOP I account and as to which he may direct the Retirement Plan Trustees as to voting. This amount also includes 343,022 shares of Common Stock owned by Marshall Tulin's wife, as to which shares he disclaims beneficial ownership. This Amendment reports that Marshall

     Tulin has sole voting and dispositive power as to 700,319 shares, shared voting power as to 2,895,916 shares and shared dispositive power as to 648,932 shares.

     (6) This amount includes 69,843 shares of Common Stock allocated to John A. Tulin's ESOP I account and as to which he may direct the Retirement Plan Trustees as to voting. This amount also includes 3,180 shares of Common Stock owned by John A. Tulin's wife and 7,000 shares held by her as custodian for a child, as to all of which shares he disclaims beneficial ownership. This Amendment reports that John A. Tulin has sole voting and dispositive power as to 261,782 shares, shared voting power as to 2,895,916 shares and shared dispositive power as to 648,932 shares.

     (7)  This  Amendment   reports  that  Raymond  Vise  has  sole  voting  and
     dispositive power as to 26,406 shares, shared voting power as to 2,895,916 shares and shared dispositive power as to 648,932 shares".

            Item 6. Contracts,  Arrangements,  Understandings  or  Relationships
                    With Respect to Securities of the Issuer.
                    ------------------------------------------------------------

            Item 6 is hereby amended and restated in its entirety to read as follows:

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Retirement Plan Trustees and the Retirement Plan Trust or between the Retirement Plan Trustees and any other person with respect to any securities of the Corporation, including but not limited to the transfer or voting of any of the securities, finders's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies except (a) the Retirement Plan, (b) the Retirement Plan Trust, (c) an incentive stock option contract dated October 17, 1991 between Marshall Tulin and the Corporation, (d) an incentive stock option contract dated October 17, 1991 between John Tulin and the Corporation, and (e) non-qualified stock option contracts, dated December 31, 1994, April 20, 1995, July 23, 1996 and April 24, 1997, respectively, between Raymond Vise and the Corporation.

            Item 7. Material to be Filed as Exhibits.
                    ---------------------------------

            1. Non-qualified stock option contracts dated as of April 20, 1995, July 23, 1996 and April 24, 1997, respectively, between Raymond Vise and the Corporation.

                                   SIGNATURES

            After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      July 1, 1997

                                                       /s/ Marshall Tulin
                                                       ------------------------
                                                       Marshall Tulin

                                                       /s/ John A. Tulin
                                                       ------------------------
                                                       John A. Tulin

                                                       /s/ Raymond Vise
                                                       ------------------------
                                                       Raymond Vise

                                                       THE NEW SWANK, INC.
                                                       RETIREMENT PLAN TRUST


                                                       By: /s/ John A. Tulin
                                                           --------------------
                                                           Name:  John A. Tulin
                                                           Title: Trustee

                          EXHIBIT 1 TO SCHEDULE 13D OF

                       THE NEW SWANK, INC. RETIREMENT PLAN

                                       AND

                 MARSHALL TULIN, JOHN A. TULIN AND RAYMOND VISE